Exhibit 3.1



     Article VI of the Bylaws has been amended in its entirety to read as follows:



                     ARTICLE VI.  FISCAL YEAR; ANNUAL AUDIT

     The fiscal year of the Corporation shall end on the 31st day of December of each year. The Corporation shall be subject to an annual audit as of the end of its fiscal year by independent public accountants appointed by and responsible to the Board of Directors. The appointment of such accountants shall be subject to annual ratification by the stockholders.